SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



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                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1 ) 1
                                            ---



                               Intelligroup, Inc.
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                                (Name of Issuer)



                          Common Stock, $.01 par value
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                         (Title of Class of Securities)



                                   45816A 10 6
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                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    CUSIP No. 45816A 10 6          13G                Page 2 of 5 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ashok K. Pandey Retained Annuity Trust 1,
       by David Sorin, Esq., as Trustee                         22-6776993
       ---------------------------------------                  ----------
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4
       CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.A.
       -----------------------------------
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   NUMBER OF
     SHARES       5  SOLE VOTING POWER            N/A
                                                  ---------
                 ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      6  SHARED VOTING POWER          603,755
                                                  ---------
                 ------------------------------------------------------------
      EACH
   REPORTING      7  SOLE DISPOSITIVE POWER       N/A
                                                  ---------
                     --------------------------------------------------------

PERSON WITH       8  SHARED DISPOSITIVE POWER     603,755
                                                  ---------
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  603,755
                                                  ---------
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                |_|
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 3.8%
                                                                  ----------

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  12   TYPE OF REPORTING PERSON*                                      00
-----------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 Item 1(a).    Name of Issuer:

               The issuer of the securities to which this statement relates is Intelligroup, Inc., a New Jersey corporation.

 Item 1(b).    Address of Issuer's Principal Executive Offices

               The issuer's principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837.

 Item 2(a).    Name of Person Filing:

               The person filing is the Ashok K. Pandey Retained Annuity Trust 1 (the "Trust"), by David Sorin, Esq., as trustee.

 Item 2(b).    Address of Principal Business Office or, if None, Residence:

               The principal business office is 499 Thornall Street, Edison, New Jersey 08837.

 Item 2(c).    Citizenship:

               The citizenship is U.S.A.

 Item 2(d).    Title of Class of Securities:

               The title of the class of securities is common stock, $0.01 par value.

 Item 2(e).    CUSIP Number:

               The CUSIP number is 45816A 10 6.

 Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               If this statement is filed pursuant to Rule 13d-1(c), check this
               box    |X|

 Item 4.       Ownership.

               (a) The number of shares beneficially owned by the Trust is 603,755.

               (b)      The percent of the class held by the Trust is 3.8%.

               (c)(i) On July 23, 1998, Ashok Pandey, by way of gift, transferred 1,500,000 shares into the Trust. Mr. Pandey receives an annual annuity from such Trust. Such 603,755 shares reflect the number of shares which remain in the Trust after shares constituting the annual annuity were transferred by the Trust to Ashok Pandey on August 13, 1999. Pursuant to the terms and conditions of such Trust, Mr. Pandey and David Sorin, as trustees, have the sole power to vote or to direct the vote of such 603,755 shares.

                  (ii) The shared power to vote or to direct the vote of shares is not applicable.

                  (iii) On  July  23,  1998,  Ashok  Pandey,  by  way  of  gift, transferred 1,500,000 shares into the Trust. Mr. Pandey receives an annual annuity from such Trust. Such 603,755 shares reflect the number of shares which remain in the Trust after shares constituting the annual annuity were transferred by the Trust to Ashok Pandey on August 13, 1999. Pursuant to the terms and conditions of such Trust, Mr. Pandey and David Sorin, as trustees, have the sole power to vote or to direct the vote of such 603,755 shares.

                  (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

 Item 5.       Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:   [X].

 Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

               The ownership of more than five percent on behalf of another person is not applicable.

 Item 7.       Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

 Item 8.       Identification and Classification of Members of the Group.

               The identification and classification of members of the group is not applicable.

 Item 9.       Notice of Dissolution of Group.

               The notice of dissolution of a group is not applicable.

 Item 10.      Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 4, 2000                 /s/ David Sorin, Esq., as Trustee
                                 -----------------------------------------------
                                 Ashok K. Pandey Retained Annuity Trust 1,
                                 by David Sorin, Esq., as Trustee, (Stockholder)


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

              Attention.   Intentional   misstatements   or  omissions  of  fact
constitute Federal criminal violations (See 18 U.S.C. 1001.).